FORM 61

QUARTERLY REPORT

Incorporated as part of:		Schedule A
	X	Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER      TERYL RESOURCES CORP.

ISSUER’S ADDRESS     185 - 10751 SHELLBRIDGE WAY, RICHMOND, BC V6X 2W8

ISSUER’S TELEPHONE NUMBER     (604) 278-5996

CONTACT PERSON    JOHN ROBERTSON

CONTACT’S POSITION    PRESIDENT

CONTACT’S TELEPHONE NUMBER    (604) 278-5996

FOR QUARTER ENDED    NOVEMBER 30, 1999

DATE OF REPORT    JANUARY 27, 2000

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

JOHN G. ROBERTSON	“John G. Robertson”	00/01/27
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

BRIAN CHERRY	“Brian Cherry”	00/01/27
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

SCHEDULE “B” - FORM 61

TERYL RESOURCES CORP.
for the six months ended November 30th, 1999
(Unaudited)
(Prepared by Management)

1.	A.	Deferred exploration expense
		Exploration:	$ 27,504
		Mineral property interest - option interest recovered (Gil Venture)	$ (36,687)

	B.	Aggregate amount of expenditures made to parties not at arm’s length:
		Management fees, rent and secretarial	$ 24,000

2.	A.	Common Shares issued during the period: None

Outstanding as at this period end

Class	Par Value	Authorized No.	Issued No.	Issued Amount

Common	NPV	30,000,000	22,958,238	$5,994,927
Preferred	$1.00 par value	5,000,000	Nil	Nil

B.	Options Issued/Granted
Options and Warrants outstanding as at November 30th, 1999

Class	Issued No.	Exercise Price	Expiry Date

Options	600,000	$0.17	February 16, 2000
Options	75,000	$0.34	August 15, 2000
Options	50,000	$0.20	February 27, 2002
Options	100,000	$0.15	November 16, 2003
Options	510,000	$0.15	March 17, 2004
Warrants	1,760,000	$0.15	March 22, 2000
Warrants	1,760,000	$0.18	March 22, 2001

C.	Shares in escrow: None

D.	List of directors as at November 30th, 1999:
John Robertson, Susanne Robertson and Brian Cherry

E.	Related Party Transactions
During the period ended November 30th, 1999, the Company paid $24,000 for management, rent and secretarial services to a company controlled by a director of the Company

SCHEDULE “C” - FORM 61

TERYL RESOURCES CORP.
for the six months ended November 30th, 1999
(Unaudited)
(Prepared by Management)

MANAGEMENT DISCUSSION

By News Release dated October 1, 1999, the Company announced that a joint venture mineral agreement was completed on the Westridge claims located in the Fairbanks Gold mining district with Kinross Gold Corporation and Teryl, Inc., the Company’s US subsidiary.

The terms and conditions of the option agreement allowing Kinross to vest in the joint venture include (a) Kinross is to expend $1,500,000.00 US funds over a five-year period; and (b) Kinross Gold is to make payments of $285,000.00 US over the five-year period to Teryl, Inc., including $1,000,000.00 US in advanced royalty payments over five annual payments of $200,000.00 US.

Upon completion of the expenditure program for $1,500,000.00 US and completion of the annual payments Kinross Gold will earn a 70% interest and Teryl will retain a 30% interest in the Westridge Claims. The Westridge Claims consist of 53 units which are 100% owned by Teryl, Inc. The claims are adjacent to the True North Gold deposit which is reported to contain 1.3 million ounces of gold and to the producing Fort Knox Gold deposit which is reported to contain 4,100,000 ounces of gold at a value of 0.03 ounces of gold per ton.

The Company is also involved in another joint venture with Kinross Gold on the Gil Claim prospect in Alaska which has recently reported resource calculations of 10,700,000 tons at an average grade of 0.042 ounces of gold per ton of which 6,520,000 tons are indicated and 4,180,000 tons are inferred. Teryl, Inc. retains a 20% working interest in the Gil prospect and Kinross Gold retains a 80% interest.

On December 14th, 1999, the Company announced that it had been notified by its joint venture partner, Kinross Gold Corporation (TSE: K; NYSE: KGC), that a first quarter budget for the Gil Claim joint venture was approved for $590,000 US which is part of a proposed 1.4 million US year 2000 budget. The coming year’s budget will consist of a 60 hole drilling program for a total of 27,000 feet on the Gil Claims, core and RC drilling is scheduled to commence in February.

As reported in the Company’s News Release dated March 16, 1999 the polygonal resource calculation reported by Kinross Gold on the main Gil zone estimated an indicated resource of 6.5 million tons with an average grade of 0.042 ounces of gold per ton and an inferred resource of 4.2 million tons with an average grade of 0.039 opt gold for a combined total minerals resource estimate of 10.7 million tons with an average grade of 0.04 opt gold totalling 433,000 ounces.

By News Release dated January 6th, 2000, the Company announced that a progress report for the 1999 Gil Venture season had been received from its joint venture partner Kinross Gold Corporation (TSE: K; NYSE: KGC). All three of the drill holes which targeted the Main Gil calc-silicate horizon intercepted significant gold mineralization. Mineralization is in excess of 2,500 feet along strike and drill tested to a depth of 600 feet. Mineralization is primarily stratabound within a metamorphic package and is hosted in two or possibly three calc-silicate horizons. Trench and core assays are consistent with grades indicated by RVC drilling.

Six out of eleven drill holes in the “North Gil” area intercepted significant gold mineralization. The North Gil mineralized zone currently encompasses an area 1,000 feet long by 400 feet wide. Mineralization is primarily associated with quartz veining within the metamorphic rock and is open to the north, south, and west.

Soil sampling outlined new areas with anomalous gold values in the North Gil area and in the eastern portion of the Gil Venture claim block.

Geophysical data revealed previously unknown geologic structures trending east to west and in northeast directions. This data also outlined new exploration targets on the east-side of Slippery Creek and in All Gold Creek.